

SECU 10031227 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST TITAN FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5620 S.W. GREEN OAKS BLVD., SUITE D
(No. and Street)

ARLINGTON (City) TX (State) 76017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK L SHARP (972) 317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW, SHARP & CO., LLP
(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE RD., STE. 650 (Address) HIGHLAND VILLAGE (City) TX (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
JUN - 4 2010
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DIANE HILEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST TITAN FINANCIAL, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Diane Y. Hilek
Signature

President
Title

Lisa J Mayfield
Notary Public


LISA J. MAYFIELD
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
09-19-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Dance, Bigelow, Sharp & Co., LLP

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of First Titan Financial, Inc.

We have audited the accompanying balance sheet of First Titan Financial, Inc. (a Texas corporation) as of December 31, 2009 and 2008 and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Titan Financial, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co, LLP

Highland Village, Texas
February 23, 2010

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

FIRST TITAN FINANCIAL, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS:		
Cash	$ 50,805	$ 35,404
Accounts receivable - employees	23,950	23,000
Prepaid registration fees	15,649	14,577
Total current assets	90,404	72,981
OTHER ASSETS:		
Deferred tax asset	1,690	-
Security deposit	1,109	1,109
Total other assets	2,799	1,109
TOTAL ASSETS	$ 93,203	$ 74,090

LIABILITIES AND STOCKHOLDER EQUITY

	2009	2008
CURRENT LIABILITIES:		
Accounts payable	$ 1,023	$ 3,976
Payroll taxes payable	46,413	8,050
Total current liabilities	47,436	12,026
STOCKHOLDER EQUITY :		
Common Stock, $2 par value, 100,000 shares authorized, 5,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	40,000	40,000
Retained earnings	(4,233)	12,064
Total stockholder equity	45,767	62,064
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 93,203	$ 74,090

FIRST TITAN FINANCIAL, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE		
Commission income	$ 204,227	$ 130,303
OPERATING EXPENSES:		
Compensation	330,048	244,513
Taxes	20,645	19,301
Professional fees	46,584	17,612
Regulatory fees and expenses	15,077	13,828
Office expense	35,312	23,566
Rent expense	27,582	28,351
Communication	14,812	14,025
Other expenses	9,342	11,148
Expenses reimbursed by related party	(276,830)	(239,884)
Total Operating Expense	222,572	132,460
INCOME (LOSS) FROM OPERATIONS	(18,345)	(2,157)
Interest income	359	542
Total Other Income	359	542
INCOME (LOSS) BEFORE INCOME TAXES	(17,986)	(1,615)
PROVISION (BENEFIT) FOR INCOME TAXES		
Deferred	(1,690)	-
NET INCOME (LOSS)	$ (16,296)	$ (1,615)

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
AS OF DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2007	10,000	40,000	13,678	63,678
Net income			(1,615)	(1,615)
BALANCE, DECEMBER 31, 2008	10,000	40,000	12,063	62,063
Net loss			(16,296)	(16,296)
BALANCE, DECEMBER 31, 2009	$ 10,000	$ 40,000	$ (4,233)	$ 45,767

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities -		
Net income (loss)	$ (16,296)	$ (1,615)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	(950)	(15,500)
Prepaid expenses	(1,072)	(750)
Deferred tax asset	(1,690)	
Accounts payable	35,409	(12,982)
Net cash used by operating activities	15,401	(30,847)
Net change in cash	15,401	(30,847)
Cash at the beginning of the year	35,404	66,251
Cash at end of year	$ 50,805	$ 35,404
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2009 AND 2008

The Company had no liabilities subordinated to creditors at December 31, 2009, nor at December 31, 2008.

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

First Titan Financial, Inc. (the Company), a Texas Corporation was incorporated in September 1995. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulation Authority (FINRA). The Company sells undivided working interests in oil and gas properties to the general public.

Method of accounting –

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Basis of presentation –

The financial statements are presented in a comparative year format.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $4,443, which was $557 less of the required net capital of $5,000. At December 31, 2008, the Company had net capital of $24,487, which was $19,487 in excess of the required net capital of $5,000.

3) RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from an affiliated company: Titan Oil & Gas Corporation. These companies have common ownership. The Company was reimbursed $276,830 during 2009 and $239,884 during 2008 for operating expenses.

4) ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. This affiliated company originates all of the oil and gas working interest marketed by the Company. The loss of this origination could have a material adverse effect on the Company.

5) INCOME TAXES

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, an asset and liability tax provision approach is required when applicable. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Income reported for financial statement purposes is the same as taxable income, as defined by the Internal Revenue Code for the years ended December 31, 2009 and 2008.

The Company's deferred tax assets for the years ended December 31, 2009 and December 31, 2008 were $1,690 and $0, respectively and consist of the tax benefits of net operating loss ("NOL") carry forwards of $11,264 and $1,615 at December 31, 2009 and 2008, respectively. The Company believes that the $11,264 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The NOL at December 31, 2009, along with the expiration dates, are listed below:

Year	Amount	Expiry
2008	$ 1,615	2028
2009	9,646	2029
Total	$ 11,261	

6) LEASE COMMITMENTS

The Company leases its office space from a non-affiliated party. The term of the lease is from May 15, 2009 to May 1, 2012. The Company is committed to the following future lease payments:

Year	Amount
2010	$ 21,645
2011	21,645
2012	8,117
Total	$ 51,407

SUPPLEMENTARY INFORMATION



Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Titan Financial, Inc.
Arlington, Texas

In planning and performing our audit of the financial statements of First Titan Financial, Inc. (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co., LLP

Highland Village, Texas
February 23, 2010

FIRST TITAN FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
FOR YEAR ENDED DECEMBER 31, 2009

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital		
Total stockholder equity	$	45,767
Less non-allowable assets:		
Accounts receivable-employee		23,950
Deferred tax asset		1,690
Prepaid registration fees		15,649
Haircut for certificate of deposit		35
Net capital		4,443
Minimum net capital required		5,000
Excess (deficit) net capital	$	(557)
Aggregate indebtedness to net capital:		
Current liabilities	$	47,436
Aggregate indebtedness	$	47,436
Ratio: aggregate indebtedness to net capital		10.68 to 1

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2009 FOCUS Report is as follows:

December 31, 2009 FOCUS Report:	$	14,815
Iincrease in non-allowable assets		(1,690)
Decrease in net income		(8,682)
December 31, 2009 Net Capital	$	4,443

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has not complied with the exemptive requirements of Rule 15c3-3. The Company did not maintain possession or control of any customer funds or securities as of December 31, 2009.

FIRST TITAN FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2009 AND 2008